December 6, 2019

Isaac Israel
Chief Executive Officer
Kitov Pharma Ltd.
One Azrieli Center, Round Tower
132 Menachem Begin Road, Tel Aviv 6701101, Israel

       Re: Kitov Pharma Ltd.
           Registration Statement on Form F-3
           Filed December 2, 2019
           File No. 333-235327

Dear Mr. Israel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jayun Koo, Esq.